

File N° 82-4944



From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

October 22, 2009

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English last press release.

Sincerely,

Véronique Gillet
Senior VP, Investor Relations

Encl. Third Quarter 2009 Report

dlw 10/26

DIRECTION DES RELATIONS INVESTISSEURS ET DE LA COMMUNICATION
147 RUE DE PARIS · 94227 CHARENTON CEDEX FRANCE · TÉLÉPHONE : 01 49 77 42 16
TÉLÉCOPIE : 01 49 77 43 24 · e.mail : invest@essilor.com · www.essilor.com

ESSILOR INTERNATIONAL · COMPAGNIE GÉNÉRALE D'OPTIQUE · S .A. AU CAPITAL DE 35.220.675 €
SIÈGE SOCIAL : 147 RUE DE PARIS · 94227 CHARENTON CEDEX FRANCE · RCS CRÉTEIL B 712049618

File N° 82-4944



Communiqué

Information financière du 3ème trimestre

→ Chiffre d'affaires à fin septembre : + 8,4 %

→ Croissance organique positive au T3

Charenton-le-Pont (22 octobre 2009 - 06h30) - Au 30 septembre 2009, le chiffre d'affaires consolidé d'Essilor International, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

Chiffre d'affaires consolidé 2009

En millions d'euros	**9 mois 2009**	**9 mois 2008**	**Variation publiée***	**Croissance organique**	**Effet de périmètre**
Total	**2 468,5**	**2 277,8**	**+ 8,4 %**	**- 0,4 %**	**+ 5,9 %**
Europe	**989,4**	1 017,3	- 2,7 %	- 3,3 %	+ 2,2 %
Amérique du Nord	**1 051,6**	933,8	+ 12,6 %	- 1,0 %	+ 4,1 %
Asie Océanie	**259,7**	226,1	+ 14,9 %	+ 12,7 %	+ 0,6 %
Amérique latine	**95,9**	98,5	- 2,7 %	+ 4,6 %	+ 1,0 %
Matériel de laboratoire[1]	**71,9****	2,1***	ns	ns	ns

(*) Effet de change : + 2,9 % ; (**) Ce chiffre exclut les ventes réalisées par Satisloh avec Essilor, qui s'élèvent à 21,1 millions d'euros. (***) Satisloh ne faisait pas partie du groupe pendant les neuf premiers mois de 2008.

Le chiffre d'affaires consolidé d'Essilor s'élève à 2 468,5 millions d'euros à fin septembre, en progression de 8,4% par rapport à 2008, et en recul de 0,4 % en base homogène. L'effet de périmètre représente + 5,9 % : il est constitué des acquisitions de 2009 (0,8 %), d'une partie de celles réalisées en 2008 (2 %) et de Satisloh (3,1 %). Sur les neuf premiers mois de l'année, l'effet de change s'élève à + 2,9 %. Il résulte principalement de l'appréciation du dollar américain contre l'euro et dans une moindre mesure de celle du yen. A l'inverse, les baisses du real brésilien, de la livre anglaise et du dollar australien ont pesé sur le chiffre d'affaires.

---

(1) Conformément aux dispositions réglementaires, le groupe a appliqué la norme IFRS 8 relative à l'information sectorielle. Ce changement a donné lieu à la création du secteur « Matériel de laboratoire », qui comprend les machines, les consommables et les pièces détachées vendus par Satisloh et Delamare aux laboratoires de prescription. L'impact de l'application d'IFRS 8 sur le chiffre d'affaires des régions, qui regroupe l'ensemble des autres ventes (principalement les verres ophtalmiques et les instruments pour opticiens), est négligeable.

essilor

Troisième trimestre : + 6,3 %

Chiffre d'affaires consolidé

En millions d'euros	T3 2009	T3 2008	Variation publiée*	Croissance organique	Effet de périmètre
Total	**805,1**	**757,6**	**+ 6,3 %**	**+ 0,1 %**	**+ 5,6 %**
Europe	324,3	323,8	+ 0,1 %	- 1,1 %	+ 2,6 %
Amérique du Nord	333,5	315,8	+ 5,6 %	- 1,0 %	+ 3,9 %
Asie Océanie	89,6	79,3	+ 12,9 %	+ 11,3 %	- 0,7 %
Amérique latine	35,6	38,0	- 6,1 %	- 3,0 %	+ 1,4 %
Matériel de laboratoire	22,1	0,7**	ns	ns	ns

(*) Effet de change : + 0,5 % ; (**) Satisloh ne faisait pas partie du groupe au troisième trimestre 2008.

Au 3ème trimestre 2009, le chiffre d'affaires consolidé d'Essilor affiche une augmentation de 6,3 %. La croissance organique du groupe (+ 0,1 %) confirme le redressement progressif de l'activité après – 1 % et – 0,4 % aux premier et deuxième trimestres.
Le glissement du dollar américain depuis le mois de mai a sensiblement réduit l'impact positif des devises, soit + 0,5 % sur le trimestre. Enfin, l'effet périmètre est comparable à celui du deuxième trimestre, soit + 5,6 %, dont 2,8 % au titre de Satisloh.

En **Europe**, les situations et les évolutions demeurent contrastées d'un pays à l'autre. La France affiche une belle performance, soutenue par la solidité de l'activité verre et le rattrapage des ventes d'instruments, en particulier la meuleuse Mr Blue®. Le Royaume-Uni a amorcé un redressement sensible de son activité, tout comme l'Italie et dans une moindre mesure l'Espagne. La situation reste difficile dans les pays nordiques, les pays de l'Est et les Pays-Bas.

En **Amérique du Nord**, la performance globale est pénalisée par un mauvais trimestre au Canada. L'activité se maintient aux Etats-Unis. Portée par le lancement du verre polarisé Xperio™, KBco affiche une forte croissance de ses ventes, de même que Nassau, distributeur de verres de stock.

En **Asie**, le troisième trimestre s'inscrit dans la continuité du début de l'année. La croissance reste très dynamique dans les pays émergents, où les lancements des verres spécifiques (Essilor® Azio360°™ et Varilux® India360°™) permettent au groupe de gagner des parts de marché. En Australie, les ventes aux opticiens indépendants sont très bien orientées. Enfin, l'activité au Japon continue de pâtir d'un marché déprimé.

essilor

Malgré une belle performance du Mexique et des pays d'Amérique centrale, la région **Amérique latine** a souffert d'une base de comparaison très défavorable.

Événements importants du 3ème trimestre et autres opérations

Acquisitions

Au cours du troisième trimestre, Essilor a finalisé six nouvelles opérations de croissance externe, soit deux en Europe et quatre aux Etats-Unis. En plus des acquisitions de De Ceunynck et WLC en Europe et d'Apex Optical, Vision Pointe et Optisource aux Etats-Unis précédemment annoncées, Essilor of America a acquis la totalité des actifs d'**Orion Progressive Lab**. Ce laboratoire de prescription situé dans le Wisconsin, qui réalise près de 5 millions de dollars de chiffre d'affaires, est consolidé dans les comptes d'Essilor depuis le 1er septembre.

Depuis le début de l'année, le groupe a réalisé 17 opérations de croissance externe représentant un chiffre d'affaires additionnel d'environ 83 millions d'euros en année pleine.

Rachat de titres – Trésorerie

Entre juillet et septembre, le groupe a acquis un million de titres sur le marché pour un montant proche de 38 millions d'euros. Ces opérations s'inscrivent dans le cadre du programme de rachat d'actions visant à compenser la dilution potentielle des OCEANE encore en circulation sur le marché.

Pendant la période, la forte génération de flux de trésorerie a permis de réduire de 87 millions d'euros le montant de la dette nette, à 125 millions.

Perspectives

Essilor poursuit au second semestre son développement fondé sur le lancement de produits, de services et d'initiatives de croissance. Dans le même temps, le groupe continue de maîtriser ses dépenses opérationnelles. Pour l'ensemble de l'exercice 2009, Essilor devrait dégager un chiffre d'affaires publié en hausse, incluant une croissance organique autour de 0%, et une marge de contribution en amélioration par rapport à celle de l'exercice 2008.

Annexes - Rappel des trimestres

En millions d'euros	**T3 2009**	**T2 2009**	**T1 2009**	**T3 2008**	**T2 2008**	**T1 2008**
Total	**805,1**	**823,0**	**840,4**	**757,6**	**758,0**	**762,2**
Europe	324,3	335,0	330,0	323,8	348,8	344,7
Amérique du Nord	333,5	345,7	372,5	315,8	303,3	314,6



Asie Océanie	89,6	84,4	85,7	79,3	72,8	74,0
Amérique latine	35,6	32,5	27,8	38,0	32,3	28,3
Matériel de laboratoire	22,1	25,4	24,4	0,7*	0,8*	0,6*

(*) Satisloh ne faisait pas partie du groupe pendant les neuf premiers mois de 2008.

Une conférence téléphonique en français aura lieu ce jour à 9 heures.
Le numéro à composer est : + 33 (0)1 70 99 42 78
Elle sera retransmise en différé et accessible sur Internet par le lien suivant :
http://hosting.3sens.com/Essilor/20091022-1428C2BD/fr/

Une autre conférence suivra à 10 heures en anglais.
Le numéro à composer est : + 44 (0)20 7806 1967
Elle sera retransmise en différé et accessible sur Internet par le lien suivant :
http://hosting.3sens.com/Essilor/20091022-1428C2BD/en/

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 293 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EI:FP.

Relations Investisseurs et Communication Financière
Véronique Gillet – Sébastien Leroy
Tél. : 01 49 77 42 16
www.essilor.com



News Release

Third-Quarter 2009 Report

→ Nine-month revenue up 8.4%
→ Positive like-for-like growth in the third quarter

Charenton-le-Pont, France (October 22, 2009 – 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced its consolidated revenue for the nine months ended September 30, 2009.

2009 Consolidated revenue

€ millions	**2009 (9 months)**	**2008 (9 months)**	**% Change (reported)***	**% Change (like-for-like)**	**Contribution from acquisitions**
Total	**2,468.5**	**2,277.8**	**+8.4%**	**-0.4%**	**+5.9%**
Europe	**989.4**	1,017.3	-2.7%	-3.3%	+2.2%
North America	**1,051.6**	933.8	+12.6%	-1.0%	+4.1%
Asia-Pacific	**259.7**	226.1	+14.9%	+12.7%	+0.6%
Latin America	**95.9**	98.5	-2.7%	+4.6%	+1.0%
Laboratory equipment[1]	**71.9****	2.1***	N/M	N/M	N/M

**Currency effect: +2.9%. **Excluding Satisloh sales to Essilor, which totaled €21.1 million. ***Satisloh was not part of the Company in the first nine months of 2008.*

Consolidated revenue for the first nine months of 2009 totaled €2,468.5 million, an increase of 8.4% year-on-year as reported and a decline of 0.4% like-for-like. Changes in the scope of consolidation accounted for 5.9% of reported growth, corresponding to 0.8% from companies acquired in 2009, 2% from certain companies acquired in 2008 and 3.1% from Satisloh. The positive 2.9% currency effect mainly reflected the rise in the dollar and, to a lesser extent, the yen against the euro, which offset the negative impact of the weaker Brazilian real, British pound and Australian dollar.

[1]Application of IFRS 8 – Operating Segments has resulted in the creation of the "Laboratory Equipment" business segment, which includes the machines, consumables and replacement parts sold by Satisloh and Delamare to prescription laboratories. The change has not had a material impact on revenue from the operating regions, which consolidate all of the other sales (primarily of ophthalmic lenses and optical instruments).

essilor

Third quarter revenue up 6.3% as reported

Consolidated Revenue

€ millions	Q3 2009	Q3 2008	% Change (reported)*	% Change (like-for-like)	Contribution from acquisitions
Total	**805.1**	**757.6**	**+6.3%**	**+0.1%**	**+5.6%**
Europe	324.3	323.8	+0.1%	-1.1%	+2.6%
North America	333.5	315.8	+5.6%	-1.0%	+3.9%
Asia-Pacific	89.6	79.3	+12.9%	+11.3%	-0.7%
Latin America	35.6	38.0	-6.1%	-3.0%	+1.4%
Laboratory equipment	22.1	0.7**	N/M	N/M	N/M

**Currency effect: +0.5%. **Satisloh was not part of the Company in third-quarter 2008.*

In the third quarter alone, consolidated revenue rose by 6.3% on a reported basis. The 0.1% like-for-like gain over the period confirmed the gradual upturn in business following like-for-like declines of 1% in the first quarter and of 0.4% in the second.
The slide in the US dollar since May significantly attenuated the positive currency effect, which amounted to 0.5% for the quarter. The impact of changes in the scope of consolidation was on a par with the second quarter, adding 5.6% to growth, of which 2.8% from Satisloh.

In **Europe**, performance and trends continued to vary by country. Growth was robust in France, supported by a solid performance in the lens business and stronger instrument sales led by pent-up demand, particularly for the Mr Blue® edger. Operations in the United Kingdom, Italy and, to a lesser extent, Spain began to see a noticeable upturn in business, but the situation remained difficult in the Nordic countries, Eastern Europe and the Netherlands.

In **North America**, overall performance was hampered by a poor third-quarter in Canada, but business held firm in the United States. Led by the launch of the Xperio™ polarized lens, KBco reported strong sales growth, as did stock lens distributor Nassau.

In **Asia**, third-quarter performance was in line with trends observed since the beginning of the year. Growth remained very strong in emerging economies, where the launch of specially adapted lenses (Essilor® Azio$^{360°}$™ and Varilux® India$^{360°}$™) helped to drive new market share gains. In Australia, sales to independent eyecare professionals are trending sharply upwards. Lastly, business in Japan continues to suffer from depressed demand.

Despite a strong performance in Mexico and Central America, growth in **Latin America** was dampened by highly unfavorable prior-period comparatives.

Significant third-quarter events and other transactions

Acquisitions

Essilor completed six acquisitions – two in Europe and four in the United States – in the third quarter. In addition to the previously announced acquisitions of De Ceunynck and WLC in Europe and Apex Optical, Vision Pointe and Optisource in the US, Essilor of America acquired all the assets of **Orion Progressive Lab**, a Wisconsin-based prescription laboratory with nearly $5 million in revenue. It has been consolidated since September 1.

In all, Essilor has acquired 17 companies since January 1, representing additional full-year revenue of approximately €83 million.

Share buybacks – Cash position

During the third quarter, as part of the share-buyback program set up to offset dilution from the conversion of outstanding OCEANE bonds, Essilor purchased one million of its own shares on the market, for a total of nearly €38 million.

The substantial free cash flow generated during the period helped to reduce net debt by €87 million to €125 million.

Outlook

In the second half, Essilor is pursuing its development based on the launch of products, services and growth initiatives. At the same time, the Company will continue to diligently manage its operating expenses. For the full year, Essilor expects to report an increase in revenue, with like-for-like growth of around 0%, and an improved contribution margin compared with 2008.

Appendices - Quarterly revenue data

€ millions	**Q3 2009**	**Q2 2009**	**Q1 2009**	**Q3 2008**	**Q2 2008**	**Q1 2008**
Total	**805.1**	**823.0**	**840.4**	**757.6**	**758.0**	**762.2**
Europe	324.3	335.0	330.0	323.8	348.8	344.7
North America	333.5	345.7	372.5	315.8	303.3	314.6
Asia-Pacific	89.6	84.4	85.7	79.3	72.8	74.0
Latin America	35.6	32.5	27.8	38.0	32.3	28.3



Laboratory equipment	22.1	25.4	24.4	0.7*	0.8*	0.6*

**Satisloh was not part of the Company in the first nine months of 2008.*

A conference call in French will be held today at 9:00 a.m. CEST.

The number to dial is: + 33 (0)1 70 99 42 78

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20091022-1428C2BD/fr/

A conference call in English will follow at 10:00 a.m. CEST.

The number to dial is: + 44 (0)20 7806 1967

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20091022-1428C2BD/en/

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 293 lens finishing laboratories and local distribution networks.

The Essilor share trades on the NYSE Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP.

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: +33 1 49 77 42 16

www.essilor.com